UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 2, 2012

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

Financial statement for 2011

2 February 2012

Novo Nordisk increased operating profit by 18% in 2011
Sales growth of 9% driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 11% in local currencies and by 9% in Danish kroner.
	o	Sales of modern insulins increased by 11% (8% in Danish kroner).
	o	Victoza® sales of DKK 5,991 million (growth of 159% in Danish kroner).
	o	Sales of NovoSeven® increased by 7% (4% in Danish kroner).
	o	Sales in North America increased by 18% (13% in Danish kroner).
	o	Sales in International Operations increased by 17% (12% in Danish kroner).
•	Gross margin improved by 0.4 percentage point in local currencies, reflecting a favourable product mix development. Measured in Danish kroner, the gross margin increased by 0.2 percentage point to 81.0%.

•	Reported operating profit increased by 18% to DKK 22,374 million. In local currencies, operating profit increased by 22%.
•	Net profit increased by 19% to DKK 17,097 million. Earnings per share (diluted) increased by 22% to DKK 29.99. A dividend of DKK 14.00 per share is proposed for approval at the Annual General Meeting - a 40% increase compared to 2010.

•	The regulatory reviews for the new ultra-long-acting insulins Degludec andDegludecPlus are on track. In the US, a regulatory action date of 29 July 2012 has been issued by the FDA. In Europe, the regulatory review is also progressing according to plan.

•	Novo Nordisk has successfully completed the phase 3a programme for turoctocog alfa, a recombinant FVIII for treatment of haemophilia A, and currently expects to file for marketing authorisation in the second half of 2012.

•	Lars Rebien Sørensen, Novo Nordisk's President and CEO, has accepted a proposal by the Board of Directors to extend his contract by three years with expiry in 2019.
•	For 2012, sales growth measured in local currencies is expected to be 7-11%, and operating profit growth measured in local currencies is expected to be around 10%.

Lars Rebien Sørensen, president and CEO: “2011 has been a very positive year for Novo Nordisk, with Victoza®, NovoRapid® and Levemir® continuing to drive strong sales growth. In addition, we saw significant progress for our portfolio of clinical development projects which is very encouraging for the long-term outlook for Novo Nordisk.”

Company Announcement no 7 / 2012	Page 1 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Company Announcement no 7 / 2012	Page 2 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement 2011

The Board of Directors and Executive Management have approved the audited Annual Report 2011 of Novo Nordisk A/S. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2011. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited Annual Report 2011 as well as those applied in the audited Annual Report 2010.

						%
						change
Income statement						2011 vs.
(Amounts below in DKK million)	2011	2010	2009	2008	2007	2010

Sales	66,346	60,776	51,078	45,553	41,831	9%

Gross profit	53,757	49,096	40,640	35,444	32,038	9%
Gross margin	81.0%	80.8%	79.6%	77.8%	76.6%

Sales and distribution costs	19,004	18,195	15,420	12,866	12,371	4%
Percentage of sales	28.6%	29.9%	30.2%	28.2%	29.6%

Research and development costs	9,628	9,602	7,864	7,856	8,538	0%
Percentage of sales	14.5%	15.8%	15.4%	17.2%	20.4%

Administrative expenses	3,245	3,065	2,764	2,635	2,508	6%
Percentage of sales	4.9%	5.0%	5.4%	5.8%	6.0%

Licence fees and other operating income	494	657	341	286	321	(25%	)

Operating profit	22,374	18,891	14,933	12,373	8,942	18%
Operating margin	33.7%	31.1%	29.2%	27.2%	21.4%

Net financials	(449)	(605)	(945)	322	2,029	(26%	)

Profit before income taxes	21,925	18,286	13,988	12,695	10,971	20%

Income taxes	4,828	3,883	3,220	3,050	2,449	24%
Effective tax rate	22.0%	21.2%	23.0%	24.0%	22.3%

Net profit	17,097	14,403	10,768	9,645	8,522	19%
Net profit margin	25.8%	23.7%	21.1%	21.2%	20.4%

Company Announcement no 7 / 2012	Page 3 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement 2011 – continued

Other key numbers						%
(Amounts below in DKK million except earnings per						change
share and dividend per share)						2011 vs.
	2011	2010	2009	2008	2007	2010

Depreciation, amortisation, etc	2,737	2,467	2,551	2,442	3,007	11%
Capital expenditure	3,003	3,308	2,631	1,754	2,268	(9%	)

Free cash flow	18,112	17,013	12,332	11,015	9,012	6%

Total assets	64,698	61,402	54,742	50,603	47,731	5%
Equity	37,448	36,965	35,734	32,979	32,182	1%
Equity ratio	57.9%	60.2%	65.3%	65.2%	67.4%

Diluted earnings per share (in DKK)	29.99	24.60	17.82	15.54	13.39	22%
Dividend per share (in DKK)1)	14.00	10.00	7.50	6.00	4.50	40%

Payout ratio 2)	45.3%	39.6%	40.9%	37.8%	32.8%
Payout ratio (adjusted) 3), 4), 5)	-	42.8%	-	36.6%	34.9%

1) Proposed dividend for the financial year 2011.
2) Dividend for the year as a percentage of net profit.
3) 2010: Adjusted for tax impact from divestment of shares in ZymoGenetics.
4) 2008: Adjusted for costs related to the discontinuation of pulmonary diabetes projects.
5) 2007: Adjusted for tax impact from divestment of shares in Dako and costs related to the discontinuation of AERx®.

Performance versus long-term financial targets

Performance against long-term	2011	2010	2009	2008	2007		Target
financial targets
Operating profit growth	18.4%	26.5%	20.7%	38.4%	(1.9%	)	15%
Operating profit growth (excl AERx®) 1)	-	-	-	23.7%	12.6%

Operating margin	33.7%	31.1%	29.2%	27.2%	21.4%		35%
Operating margin (excl AERx®) 1)	-	-	-	27.9%	24.5%

Return on invested capital	77.9%	63.6%	47.3%	37.4%	27.2%		70%
Return on invested capital (adjusted)2), 3), 4)	-	62.4%	-	38.4%	29.9%

Cash to earnings	105.9%	118.1%	114.5%	114.2%	105.7%
Cash to earnings (three-years average)	112.85%	115.6%	111.5%	97.6%	87.0%		90%

1) Excluding costs related to the discontinuation of all pulmonary diabetes projects.
2) 2010: Adjusted for tax impact from divestment of shares in ZymoGenetics.
3) 2008: Adjusted for costs related to the discontinuation of pulmonary diabetes projects.
4) 2007: Adjusted for tax impact from divestment of shares in Dako and costs related to the discontinuation of AERx®.

Company Announcement no 7 / 2012	Page 4 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development

Sales increased by 11% measured in local currencies and by 9% in Danish kroner in 2011 compared to 2010 which is in line with the latest guidance of ‘10-11% growth in local currencies’ provided in connection with the quarterly announcement in October 2011. All regions contributed to growth; North America was the main contributor with 61% share of growth measured in local currencies, followed by International Operations and Region China, contributing 21% and 8%, respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza® and modern insulins. Sales growth in 2011 was reduced by approximately 2 percentage points due to healthcare reforms in the US, several European markets, China and Turkey.

	Sales	Growth		Growth		Share of
	2011	as		in local		growth
	DKK	reported		currencies		in local
	million					currencies
The diabetes care segment
Modern insulins	28,765	8%		11%		41%
– NovoRapid®	12,804	8%		10%		18%
– NovoMix®	8,278	6%		8%		9%
– Levemir®	7,683	12%		15%		14%
Human insulins	10,785	(9%	)	(8%	)	(14%	)
Protein-related products	2,309	4%		5%		2%
Victoza®	5,991	159%		166%		55%
Oral antidiabetic products	2,575	(6%	)	(3%	)	(1%	)
Diabetes care total	50,425	10%		13%		83%

The biopharmaceuticals segment
NovoSeven®	8,347	4%		7%		85%
Norditropin®	5,047	5%		5%		4%
Other products	2,527	13%		15%		5%
Biopharmaceuticals total	15,921	6%		8%		17%

Total sales	66,346	9%		11%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) volume data for the 12-month period ending November 2011 provided by the independent data provider IMS Health.

Diabetes care sales development
Sales of diabetes care products increased by 13% measured in local currencies and by 10% in Danish kroner to DKK 50,425 million in 2011 compared to 2010. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 24% compared to 23% at the same point in time last year.

Modern insulins, human insulins and protein-related products
In 2011, sales of modern insulins, human insulins and protein-related products increased by 5% measured in local currencies and by 3% in Danish kroner to DKK 41,859 million compared to 2010, driven by North America, International Operations and Region China. Global insulin sales growth was negatively impacted by healthcare reforms in the US, Europe, Turkey and China as well as by a decline in human insulin sales in Europe, the US and Japan.

Sales of modern insulins increased by 11% in local currencies and by 8% in Danish kroner to DKK 28,765 million compared to 2010, reflecting steady sales growth. North America,

Company Announcement no 7 / 2012	Page 5 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

International Operations and Europe were the main contributors to the growth. Sales of modern insulins constitute more than 72% of Novo Nordisk's sales of insulin.

Insulin market shares (volume, MAT)	Novo Nordisk's share of total insulin market		Novo Nordisk's share of modern insulin market

	Nov 2011	Nov 2010	Nov 2011	Nov 2010
Global	50%	51%	46%	46%
USA	41%	42%	37%	375
Europe	51%	53%	50%	51%
International Operations*	59%	59%	56%	56%
Japan	59%	63%	53%	56%
China**	62%	63%	67%	70%

Source: IMS, November 2011 data.
*: Data for the 11 major countries in IO, **: Data for mainland China, excluding Hong Kong and Taiwan

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 9% in local currencies and by 4% measured in Danish kroner in 2011. This reflects continued solid sales performance especially of NovoRapid® and Levemir®, offset by a decline in human insulin sales and a negative impact of approximately 5 percentage points from the US healthcare reform enacted in March 2010. Currently, around 46% of Novo Nordisk's modern insulin volume in the US is being ® compared to around 43% in 2010.

Europe
Sales in Europe decreased by 1% in local currencies and by 1% measured in Danish kroner in 2011. This reflects continued sales growth for modern insulins offset by a decline in human insulin sales. The growth of the insulin volume market in Europe is currently low, ie below 3%, and Novo Nordisk's full-year insulin sales are negatively impacted by market share losses, especially in the UK, and by healthcare reforms implemented during 2010 and 2011 in a number of European markets. Currently, around 96% of Novo Nordisk's Europe is being sold for use in devices.

International Operations
Sales in International Operations increased by 10% in local currencies and by 6% in Danish kroner in 2011. The growth is primarily driven by modern insulins with all three insulin analogues growing solidly, complemented by modest sales growth of human insulin. Currently, around 58% of Novo Nordisk's insulin volume in major non-tender markets is being sold for use in devices.

Region China
Sales in Region China increased by 10% in local currencies and by 10% in Danish kroner in 2011. The main contributor to growth was sales of modern insulin with the entire portfolio growing strongly, while sales of human insulin in 2011 were at the same level as in 2010, primarily as a result of implementation of a healthcare reform in China during 2011. Currently, around 96% of Novo Nordisk's insulin volume in China for use in devices, primarily Penfill® for use in the durable device NovoPen®.

Japan & Korea
Sales in Japan & Korea decreased by 4% in local currencies and increased by 1% in Danish kroner in 2011. The sales development reflects sales growth for modern insulins being offset by a decline in human insulin sales. Furthermore, continuous low market growth in Japan, ie

Company Announcement no 7 / 2012	Page 6 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

below 3%, is impacting overall growth. In Japan approximately 98% of Novo Nordisk's volume is being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 5,991 million during 2011, reflecting solid sales performance in all regions. The global roll-out is continuing, now with 48 countries having launched Victoza®, most recently Oman, Thailand, Bulgaria, Belarus, Taiwan and Jordan. Victoza® achieved global market share leadership with 58% value market share in the GLP-1 segment in November 2011 compared to 30% in November 2010. Further, the GLP-1 class’s value share of the total diabetes care market increased to 4.5% in November 2011 compared to 3.2% in November 2010.

North America
Sales of Victoza® in North America increased by 167% in local currencies and by 155% measured in Danish kroner in 2011 compared to 2010. This reflects continuous GLP-1 market expansion driven by Victoza®, and the value market leadership position Victoza® achieved during 2011.

Europe
Sales in Europe increased by 114% in local currencies and by 115% measured in Danish kroner in 2011. This reflects continued roll-out across Europe and in particular solid sales growth in France, the UK and Italy.

International Operations
Sales in International Operations increased by 781% in local currencies and by 776% measured in Danish kroner in 2011. This reflects a low comparison base from 2010 but also very solid sales performance, especially in Brazil and the Middle East.

Region China
Victoza® was launched in China during the fourth quarter of 2011, and although initial market feedback is positive, actual sales are limited.

Japan & Korea
Sales in Japan & Korea increased, from a relatively low base in 2010, by 348% in local currencies and by 370% measured in Danish kroner in 2011. The sales performance in 2011 is encouraging and reflects the expiry of the 14-day prescription limitation mid-2011 and a significant commercial focus on Victoza® throughout the year.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In 2011, sales of oral antidiabetic products declined by 3% measured in local currencies and by 6% in Danish kroner to DKK 2,575 million compared to 2010. The sales development primarily reflects lower sales in Europe due to generic competition in several European markets.

Biopharmaceuticals sales development
In 2011, sales of biopharmaceutical products increased by 8% measured in local currencies and by 6% measured in Danish kroner to DKK 15,921 million compared to 2010 primarily driven by North America and International Operations.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 7% in local currencies and by 4% in Danish kroner to DKK 8,347 million compared to 2010. All regions contributed to the sales growth of NovoSeven®;

Company Announcement no 7 / 2012	Page 7 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

International Operations was the primary contributor to growth followed by Europe and North America.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 5% measured in local currencies and by 5% measured in Danish kroner to DKK 5,047 million compared to 2010. The sales growth was driven by International Operations, North America and Japan & Korea, partly offset by a decline in Europe. Novo Nordisk is the second-largest supplier in the global growth hormone market with a 24% share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which primarily consist of hormone replacement therapy (HRT)-related products, increased by 15% measured in local currencies and by 13% in Danish kroner to DKK 2,527 million compared to 2010. This development primarily reflects continued sales progress for the low-dose Vagifem® launched in North America and Europe in 2010. Sales growth was further supported by GlucaGen® sales in the US and Japan, and partly offset by a decline in Activelle® sales following patent expiry in Europe.

Development in costs and operating profit
The cost of goods sold grew by 8% to DKK 12,589 million in 2011. Reported gross margin increased by 0.2 percentage point to 81.0% compared to 80.8% in 2010. Measured in local currencies the gross margin increased by 0.4 percentage point in 2011 reflecting a positive product mix impact due to the upgrade from human insulins to modern insulins.

In 2011, total non-production-related costs increased by 5% in local currencies and by 3% in Danish kroner to DKK 31,877 million compared to 2010.

Sales and distribution costs increased by 4% to DKK 19,004 million, primarily as a result of increased sales promotion in the US and China, sales force expansion in the US in the fourth quarter of 2010 and costs related to the ‘Manufacturer’s fee’ part of the US healthcare reform.

Research and development costs of DKK 9,628 million remained at an absolute level similar to 2010. Whereas the cost level in 2010 reflects execution of the phase 3a programmes for both Degludec and DegludecPlus, the cost level in 2011 reflects the initiation of pivotal trial activities within diabetes care, obesity and haemophilia.

Licence fees and other operating income constituted DKK 494 million in 2011 compared to DKK 657 million in 2010. This decline is primarily due to non-recurring income from a patent settlement during the first quarter of 2010.

Operating profit in 2011 increased by 18% to DKK 22,374 million compared to 2010. In local currencies the growth was 22% which is higher than the latest guidance for operating profit growth for 2011 of ‘17-19%’ . The operating profit in 2011 reflects realised sales growth in the upper end of the guided interval accompanied by slightly lower than expected actual sales and distribution costs.

Net financials and tax
Net financials showed a net expense of DKK 449 million in 2011 compared to a net expense of DKK 605 million in 2010. The reported net financial expenses in 2011 are higher than the latest guidance of around DKK 250 million and are primarily explained by an increase in the

Company Announcement no 7 / 2012	Page 8 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

losses on foreign exchange hedging of especially the US dollar and Japanese yen due to the appreciation of these currencies versus the Danish krone in the fourth quarter of 2011. As of 31 December 2011, foreign exchange hedging losses of around DKK 1,200 million have been deferred for recognition in the income statement in 2012.

For 2011, the foreign exchange result was an expense of DKK 322 million compared to an expense of DKK 1,341 million in 2010. The foreign exchange loss in 2011 reflects losses on foreign exchange hedging contracts primarily related to the Japanese yen due to the appreciation versus the Danish krone in 2011 compared to the exchange rate level prevailing in 2010 and the last quarter of 2009.

Also included in net financials is the result from associated companies with an expense of DKK 4 million. In 2010, the result from associated companies was an income of DKK 1,070 million as Novo Nordisk recorded non-recurring income of approximately DKK 1.1 billion from the sale of shares in ZymoGenetics, Inc.

The effective tax rate for 2011 was 22% which is slightly lower than the latest guidance of a tax rate of ‘around 23%’ for the full year of 2011. The lower than expected tax rate primarily relates to reassessment of tax provisions in the fourth quarter of 2011.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2011 was DKK 3.0 billion compared to DKK 3.3 billion in 2010. The main investment projects in 2011 were the insulin- filling plant in Tianjin, China, filling capacity for biopharmaceuticals and new device manufacturing capacity in Denmark and the US. Net capital expenditure was in line with previously communicated expectations of ‘around DKK 3 billion’.

Free cash flow for 2011 was DKK 18.1 billion compared to DKK 17.0 billion in 2010, hence ending higher than the latest guidance of ‘around DKK 17.5 billion’. The higher level of free cash flow compared to the guidance is reflecting the increased operating profit level.

Key developments in the fourth quarter of 2011
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the fourth quarter of 2011 increased by 12% to DKK 18,120 million and by 12% in local currencies compared to the same period in 2010. The growth was driven by Victoza®, the modern insulins and NovoSeven®, and with North America and International Operations representing the majority of the growth from a geographic perspective. Victoza® sales of DKK 2,096 million in the fourth quarter of 2011 were primarily driven by the US and Europe.

The gross margin increased to 82.8% in the fourth quarter of 2011 compared to 80.9% in the same period last year. The increase was primarily driven by a positive currency impact and a favourable development in product mix.

In the fourth quarter of 2011, total non-production-related costs increased by 2% to DKK 9,062 million and by 2% in local currencies compared to the same period last year.

Sales and distribution costs increased by 2% in the fourth quarter of 2011 compared to the same period last year, primarily driven by field sales force expansion in the US in the fourth quarter of 2010.

Company Announcement no 7 / 2012	Page 9 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Research and development costs increased by 1% in the fourth quarter of 2011 compared to the same period last year, reflecting initiation of pivotal trials during the second half of 2011.

Administration costs increased by 9% in the fourth quarter of 2011 compared to the same period last year. The increase partly reflects a non-recurring adjustment of provisions for certain employee costs.

Reported operating profit increased by 40% in the fourth quarter of 2011 compared to the same period last year, and by approximately 35% in local currencies. This primarily reflects the sales growth, the improvement in gross margin and a modest growth level for both sales and distribution costs and research and development costs.

Outlook 2012
The current expectations for 2012 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 2 February 2012

Sales growth
– in local currencies	7-11%
– as reported	Around 4 percentage points higher

Operating profit growth
– in local currencies	Around 10%
– as reported	Around 7 percentage points higher

Net financials	Expense of around DKK 1,000 million

Effective tax rate	22-23%

Capital expenditure	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.9 billion

Free cash flow	Around DKK 18 billion

Novo Nordisk expects sales growth in 2012 of 7-11% measured in local currencies. This is based on expectations of continued market penetration as well as expectations of continued intense competition, generic competition to oral antidiabetic products, and a continued impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported sales growth is expected to be around 4 percentage points higher than growth measured in local currencies.

For 2012, growth in operating profit is expected to be around 10% measured in local currencies. The outlook for growth in operating profit reflects significant expenditure related to the expected launch of the ultra-long-acting insulin Degludec. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is expected to be 7 percentage points higher than growth measured in local currencies.

For 2012, Novo Nordisk expects a net financial expense of around DKK 1,000 million. The current expectation primarily reflects a net loss on the foreign exchange contracts hedging Novo Nordisk's exposure in US dollar, Japanese yen and Chinese yuan. The accounting effect of foreign exchange hedging contracts has, in line with been deferred for loss recognition in 2012 when the hedged operating cash flows will be realised.

The effective tax rate for 2012 is expected to be 22-23%.

Company Announcement no 7 / 2012	Page 10 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Capital expenditure is expected to be around DKK 3.5 billion in 2012, primarily related to investments in filling capacity for biopharmaceuticals in Denmark, filling capacity for insulin in Russia, and new prefilled device production capacity in Denmark and the US. Expectations for depreciation, amortisation and impairment losses are around DKK 2.9 billion and free cash flow is expected to be around DKK 18 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk in 2012 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remaining part of 2012. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 775 million	11
JPY	DKK 170 million	12
CNY	DKK 100 million	12*
GBP	DKK 75 million	11

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Long-term financial targets update
Novo Nordisk operates with four long-term financial targets to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The target ‘Return on Invested Capital’ ROIC) has been changed to Operating profit afternet operating assets’ to more accurately describe the financial elements included in the ratio. Further, the target level has been increased to 90% from 70%. The previous target level assumed that proposed accounting rules regarding treatment of operating leases, the draft International Financial Reporting Standard ‘Leases’ (ED/2010/09), be implemented in the near future. However, the implementation has now been postponed, and the actual content is currently unclear and as such, this assumption no longer applies.

Performance against long-term	Result	Previous	Updated
financial targets	2011	targets	targets

Operating profit growth	18%	15%	15%

Operating margin	34%	35%	35%

Operating profit after tax to net operating assets (previously ROIC)	78%	70%	90%

Cash to earnings	106%
Cash to earnings (three-year average)	113%	905	90%

The target levels are based on the assumption of a continuation of the current business environment and the current scope of business activities and have been prepared assuming that currency exchange rates remain at the levels outlined in appendix 7. Should any of these

Company Announcement no 7 / 2012	Page 11 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

assumptions change, the time horizon for achieving the long-term targets may be extended or it may be necessary to revise the targets.

Research and development update

Diabetes care: Insulin and GLP-1
Degludec and DegludecPlus regulatory update
As previously announced, the new ultra-long-acting insulins, Degludec and DegludecPlus, have been submitted for regulatory review in Europe and the US. Furthermore, since the latest quarterly announcement in October 2011, Novo Nordisk has submitted Degludec and DegludecPlus for regulatory review in Switzerland and Canada. Finally, as previously announced, Degludec has been submitted in Japan.

The initial regulatory interactions are progressing as expected. In the US, the PDUFA action date has been set to 29 July 2012. In Europe, the regulatory review is also progressing as planned and the ‘Day 80’ preliminary assessment report has been received.

Degludec phase 3a programme update
Novo Nordisk has now completed two extension studies of the phase 3a development programme for Degludec, providing two-year data on the efficacy and safety of Degludec in subjects with type 2 and type 1 diabetes, respectively.

In a 52+52-week trial (NN1250-3642, which is an extension of trial NN1250-3579), 1,030 insulin naïve people with type 2 diabetes were randomised 3:1 to either Degludec or insulin glargine, both given once daily in addition to metformin ± a DPP-IV inhibitor.

Degludec achieved the objective of showing HbA1c non-inferiority to insulin glargine, with HbA1c being maintained around 7% in both treatment arms from an original baseline of around 8.2%. For Degludec, the fasting plasma glucose level stayed low at around 6 mmol/l to the end of the study, which was statistically significantly lower than observed for insulin glargine. At the end of two years, Degludec maintained a lower risk of confirmed nocturnal hypoglycaemia compared to insulin glargine. The rate of confirmed nocturnal hypoglycaemic events was 43% lower with Degludec compared to insulin glargine, and the difference was statistically significant. In addition, the rate of severe hypoglycaemia was statistically significantly lower in the Degludec study arm as compared to the insulin glargine study arm. Degludec demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

In another 52+52-week trial (NN1250-3644, which is an extension of trial NN1250-3583), 629 previous insulin users with type 1 diabetes were randomised 3:1 to either Degludec or insulin glargine, both given once daily in addition to mealtime insulin. Degludec achieved the objective of showing HbA1c non-inferiority to insulin glargine, with HbA1c being maintained around 7.4% in both treatment arms from an original baseline of around 7.7%. At the end of two years, Degludec maintained a lower risk of confirmed nocturnal hypoglycaemia compared to insulin glargine. The rate of confirmed nocturnal hypoglycaemic events was 25% lower with Degludec compared to insulin glargine group, and the difference was statistically significant. Degludec demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

Levemir® approved in Europe for use during pregnancy
In December 2011, Levemir® was approved in Europe for use during pregnancy following a review of results from a Novo Nordisk phase 3b study in 265 pregnant women with type 1 diabetes.

Company Announcement no 7 / 2012	Page 12 of 29
Financial statement for 2011

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Liraglutide-depot formulation phase 1 trial initiated
Novo Nordisk has initiated a phase 1 trial with a once-weekly depot formulation of liraglutide, which is the active ingredient in Victoza®, the once-daily GLP-1 analogue. The aim of the trial is to investigate the safety, tolerability and pharmacokinetics of liraglutide-depot in 74 healthy subjects, and the trial is expected to conclude during the first half of 2012.

NN1953, oral basal insulin, successfully completes single-dose phase 1 trial
Novo Nordisk has completed a single-dose phase 1 trial with a novel oral basal insulin, NN1953. Following this trial, planning of a multiple-dose study is on-going.

NN9924, oral GLP-1, successfully completes two phase 1 trials
Novo Nordisk has completed single-dose and multiple-dose phase 1 trials with a novel oral GLP-1, NN9924. Following this trial, planning of additional phase 1 trials is on-going.

Novo Nordisk establishes type 1 diabetes research centre in Seattle, Washington, USA
As announced on 24 January 2012, Novo Nordisk plans to open a new type 1 diabetes research centre this summer located in its research site in Seattle, Washington, USA. The aspiration is to discover new drug candidates for the treatment or prevention of type 1 diabetes, and the research will focus on exploring new immune-based interventions in animal models and in early clinical trials.

Biopharmaceuticals: Haemophilia
Turoctocog alfa, a recombinant FVIII, completes phase 3a programme
Novo Nordisk has finalised the largest registration trial ever conducted for a factor VIII product. Turoctocog alfa has been dosed to 150 haemophilia A patients with 75 exposures each. The safety profile was positive with no patients developing an inhibitor and only few adverse events reported. A high success rate was observed in both treatment of bleeds and in reduction of number of bleeds. Turoctocog alfa also demonstrated a 100% success rate in preventing bleeds during surgery in both children and adults. Equally positive results were observed in a paediatric trial of turoctocog alfa including 63 children below 12 years of age. No inhibitory antibodies were reported in children, and a high efficacy in both treatment and prevention of bleeds was observed. Based on these results, Novo Nordisk will work towards submission to regulatory authorities during the second half of 2012.

Recombinant FXIII receives Complete Response Letter in the US
Novo Nordisk has received a Complete Response Letter from the US Food and Drug Administration (FDA) regarding its application to market a recombinant factor XIII compound for congenital factor XIII deficiency. The Complete Response Letter was issued by the FDA to inform Novo Nordisk that it has completed its review agency will require additional information prior to considering the product for approval. Novo Nordisk is evaluating the content of the response and will work closely with FDA to provide additional data.

Company Announcement no 7 / 2012	Page 13 of 29
Financial statement for 2011

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Biopharmaceuticals: Growth hormone
NN8640, long-acting human growth hormone compound, initiates phase 1 trial
Novo Nordisk has initiated a phase 1 trial with a long-acting human growth hormone compound. The aim of the trial is to investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of the compound in healthy male subjects.

Biopharmaceuticals: Inflammation
Anti-IL-20 for rheumatoid arthritis completes phase 2a
Novo Nordisk has completed a phase 2a trial with anti-IL-20 for rheumatoid arthritis with 67 participants. The trial met its primary endpoint of a statistically significant effect on the efficacy measure DAS28-CRP after 12 weeks of treatment with an acceptable safety and tolerability profile. Based on these data Novo Nordisk expects to progress anti-IL-20 into phase 2b in 2012.

Company Announcement no 7 / 2012	Page 14 of 29
Financial statement for 2011

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Consolidated social and environmental statement 2011

The social and environmental statement has been prepared in accordance with the Danish Financial Statements Act, section 99a. The reporting policies used in this report are consistent with those used in the Annual Report 2011.

						%
						change
						2011 vs.
Social performance	2011	2010	2009	2008	2007	2010

Patients
Number of healthcare professionals trained	835	373	425	n/a	n/a	124%
or educated in diabetes (1,000)
Donations (DKK million)	81	84	83	78	76	(4%	)
Employees
Employees (average FTEs)	31,499	29,423	27,985	26,069	24,344	7%
Employee turnover	9.8%	9.1%	8.3%	12.1%	11.6%
Diverse senior management teams	62%	54%	50%	43%	n/a
Internal assurance
Employees trained in business ethics	99%	98%	n/a	n/a	n/a

Environmental performance

Inputs
Energy consumption (1,000 GJ)	2,187	2,234	2,246	2,533	2,784	(25)
Water consumption (1,000 m3)	2,136	2,047	2,149	2,684	3,231	4%
Outputs
CO2 emissions from energy consumption	93	95	146	215	236	(2%	)
(1,000 tons)

Social and environmental performance 2011

Social performance
Patients
Developing healthcare infrastructure to improve the ability to diagnose and treat diabetes is the key to achieving sustainable improvements in access to care and personal health. During 2011, more than 800,000 healthcare professionals worldwide attended training programmes conducted or sponsored by Novo Nordisk. We also reached more than 600,000 people with diabetes, providing training on how to manage their condition.

Novo Nordisk's long-term efforts to expand access to care and treatment include the establishment of the World Diabetes Foundation (WDF) in 2002 and the Novo Nordisk Haemophilia Foundation (NNHF) in 2005. In 2011, the company donated DKK 65 million to WDF, which supports sustainable initiatives to build healthcare capacity to prevent and treat diabetes in developing countries. This includes DKK 51 million, equivalent to 0.125% of net insulin sales for the year, in accordance with obligations previously agreed to by the company’s shareholders. An additional DKK 14 million was donated in 2011 to support WDF activities with a special focus on the prevention and control of diabetes in support of the UN High Level Meeting on non-communicable diseases. Novo Nordisk's 2011 donations also included DKK 16 million to NNHF.

Employees
The average number of full-time employees during 2011 was 31,499, an increase of 7% compared to 2010. At the end of 2011, Novo Nordisk employed 32,632 people; corresponding to 32,136 full-time positions. In 2011, the employee turnover increased to 9.8% compared to

Company Announcement no 7 / 2012	Page 15 of 29
Financial statement for 2011

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9.1% in 2010, partly due to a relatively higher turnover rate in the company’s Indian and Chinese affiliates.

Animal tests
Acting on our commitment to reduce, refine or replace the use of animal testing, Novo Nordisk phased out the use of animal tests for quality checks of batches of medicine produced as of November 2011. This milestone was achieved following a decade of research to find alternative test methods and has required close collaboration with regulatory authorities globally.

Environmental performance
Energy
Energy consumed for production decreased in 2011 by 2% while water consumption increased by 4%. Despite the increase in water consumption during 2011, the company surpassed its long-term targets of achieving 11% reductions in both energy and water consumption by 2011 compared to the 2007 baseline. Since 2007, Novo Nordisk has reduced energy consumption by 21% and water consumption by 34%, mainly as a result of optimisations in production of diabetes care products.

CO2
CO2 emissions from energy consumption for production decreased by 2% in 2011 compared to 2010. CO2 emissions from energy consumption in 2011 have decreased by 56% compared to the 2004 baseline, and the company remains on track to achieve its long-term target of an absolute 10% reduction in CO2 emissions in production by 2014.

Equity
Total equity was DKK 37,448 million at the end of 2011, equivalent to 57.9% of total assets, compared to 60.2% at the end of 2010. Please refer to appendix 5 for further elaboration of changes in equity during 2011.

Treasury shares and 2011 share repurchase programme
During 2011, Novo Nordisk repurchased 18,261,205 shares at an average price of DKK 598.92 per share, equivalent to a cash value of DKK 10.9 billion. During January 2012, Novo Nordisk repurchased 1,567,117 shares at an average price per share of DKK 678.25, equivalent to a cash value of DKK 1.1 billion. Novo Nordisk thereby concluded the 12-month share repurchase programme initiated on 2 February 2011.

Employee share programmes in 2011
Under a share savings programme, approximately 8,000 employees in Denmark have purchased a total of 250,000 shares. The shares were purchased at a price of DKK 638.21 the market price on 7 December 2011. The company does not incur any costs related to this programme.

Holding of treasury shares and reduction of share capital
As of 1 February 2012, Novo Nordisk A/S and its wholly owned affiliates owned 26,007,303 of its own B shares, corresponding to 4.5% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2012, propose a reduction in the B share capital from DKK 472,512,800 to DKK 452,512,800 by cancelling 20,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 20,000,000, equivalent to 3.4% of the total share capital. After implementation of the share capital reduction, the company’s share capital.

Company Announcement no 7 / 2012	Page 16 of 29
Financial statement for 2011

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will amount to DKK 560,000,000, divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 452,512,800.

Proposed dividend and 2012 share repurchase programme
At the Annual General Meeting on 21 March 2012, the Board of Directors will propose a 40% increase in dividend to DKK 14.00 per share of DKK 1, corresponding to a payout ratio of 45.3%. For 2010, the payout ratio was 39.6%. No dividend will be paid on the company’s holding of treasury shares.

The Board of Directors has approved a new DKK 12 billion share repurchase programme to be executed during the coming 12 months. Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission's Regulation No 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed J.P. Morgan Securities Ltd. as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2.5 billion during the trading period starting today, 2 February, and ending on 25 April 2012. A maximum of 128,433 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of January 2012, and a maximum of 7,320,681 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Corporate governance

Remuneration policy for executives
Novo Nordisk's remuneration policy aims to attract, of Directors and Executive Management of Novo Nordisk. Remuneration levels are designed to be competitive and to align the interest of the executives with those of the shareholders.

Long-term, share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (5 in 2011) and other members of the Senior Management Board (24 in 2011) have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and other members of the Senior Management Board, the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of full-year financial results for the year preceding the year of the performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2008, 171,492 shares were allocated to the joint pool and the value at launch of the programme (DKK 55 million) was expensed in 2008. The number of shares was reduced to 166,302 in 2010, due to the departure of one member of the senior management. The number of shares in the 2008 joint pool has not subsequently been reduced by the Board of Directors

Company Announcement no 7 / 2012	Page 17 of 29
Financial statement for 2011

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as the financial performance in the following years (2009–2011) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 26 current and former members of senior management immediately after the announcement of the 2011 full-year financial results on 2 February 2012.

For 2011, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 1 February 2012 approved the establishment of a joint pool for the financial year of 2011 by allocating a total of 89,712 Novo Nordisk B shares. This allocation amounts to 6.5 months of fixed base salary plus pension contribution on average per participant, corresponding to a value at launch of the programme of DKK 57 million, which was expensed in the 2011 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 634) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the 15 days trading window (2-16 February 2011) following the release of the Annual Report for 2010, when the programme was approved by the Board of Directors.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

For 2008, 570,390 shares were allocated to a share pool for key employees and the value at launch of the programme (DKK 181 million) has been amortised over the period 2008-2011. The number of shares in the 2008 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2009–2011) reached specified threshold levels. Hence, 508,944 shares will be transferred to 460 employees after the announcement of the 2011 full-year financial results on 2 February 2012. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2011, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 1 February 2012 approved the establishment of a share pool for 2011 for key employees by allocating a total of 297,133 Novo Nordisk B shares. This allocation amounts to 3.25 months of fixed base salary on average per participant, corresponding to a value at launch of the programme of DKK 188 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2011 is approximately 740.

As the long-term share-based incentive programmes for both senior management and other key employees are evaluated by the Board of Directors to have worked successfully in 2011, it is planned to continue in 2012 with an unchanged structure.

Company Announcement no 7 / 2012	Page 18 of 29
Financial statement for 2011

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Extension of Lars Rebien Sørensen’s (CEO) contract
Lars Rebien Sørensen, Novo Nordisk’s President and CEO, has accepted a proposal by the Board of Directors to extend his contract by three years with expiry in 2019.

Legal update

As of 30 January 2012, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 48 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 66 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The reduction in pending cases in 2011 is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk’s first trial is scheduled for September 2012. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

As of 1 February 2012, the case, involving Novo Nordisk and Caraco Pharmaceutical Laboratories, Ltd. (Caraco), regarding Prandin® in the US is pending a decision by the US Supreme Court following a hearing in December 2011. A decision by the Supreme Court on this issue is expected in 2012. For further details, see p 87 in the Annual Report.

Financial calendar

6 February 2012	PDF version of the Annual Report 2011
7 February 2012	Deadline for shareholder proposals for the Annual General Meeting 2012
21 March 2012	Annual General Meeting 2012
27 April 2012	Financial statement for the first three months of 2012
9 August 2012	Financial statement for the first six months of 2012
31 October 2012	Financial statement for the first nine months of 2012
31 January 2013	Financial statement for 2012

Conference call details

At 14.00 CET today, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’ (http://www.novonordisk.com/investors/default.asp). Presentation material for the conference call will be available approximately one hour prior to the start of the conference call on the same page.

Forward-looking statements

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2011 and Form 20-F, both expected to be filed with the SEC in February 2012, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial

Company Announcement no 7 / 2012	Page 19 of 29
Financial statement for 2011

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performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
-	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
-	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
-	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Performance versus long-term financial targets’, ‘Net financials and tax’, ‘Outlook 2012’, ‘Long term financial target update’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 22-24 of the Annual Report 2011 available as of 6 February 2011 on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 7 / 2012	Page 20 of 29
Financial statement for 2011

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Management statement

The Board of Directors and Executive Management have approved the audited Annual Report of Novo Nordisk A/S for the year 2011. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2011.

The consolidated financial statements in the Annual Report 2011 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with the International Financial Reporting Standards as endorsed by the EU. Furthermore, the consolidated financial statements and this company announcement of the financial statement for 2011 are prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the accounting policies as applied in the consolidated financial statements for 2011 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2011 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd 2 February 2012

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen
Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 7 / 2012	Page 21 of 29
Financial statement for 2011

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Contacts for further information

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 786 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@ovonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 7 / 2012	Page 22 of 29
Financial statement for 2011

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Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

									% change
		2011				2010			Q4 2011 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2010

Sales	18,120	16,532	16,001	15,693	16,124	15,584	15,394	13,674	12%
Gross profit	14,998	13,281	12,902	12,576	13,039	12,648	12,425	10,984	15%
Gross margin	82.8%	80.3%	80.6%	80.1%	80.9%	81.2%	80.7%	80.3%

Sales and distribution costs	5,387	4,724	4,633	4,260	5,274	4,573	4,364	3,984	2%
Percent of sales	29.7%	28.6%	29.0%	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	2,752	2,263	2,323	2,290	2,735	2,302	2,434	2,131	1%
Percent of sales	15.2%	13.7%	14.5%	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	923	788	778	756	850	759	745	711	9%
Percent of sales	5.1%	4.8%	4.9%	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	145	104	97	148	164	110	159	224	(12%	)

Operating profit	6,081	5,610	5,265	5,418	4,344	5,124	5,041	4,382	40%
Operating margin	33.6%	33.9%	32.9%	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	(4)	0	0	0	1,031	(22)	(4)	65	(100%	)
Financial income	6	154	270	84	140	31	146	65	(96%	)
Financial expenses	272	308	167	212	810	477	575	195	(66%	)

Profit before income taxes	5,811	5,456	5,368	5,290	4,705	4,656	4,608	4,317	24%

Net profit	4,689	4,201	4,134	4,073	3,946	3,585	3,548	3,324	19%
Depreciation, amortisation and impairment losses	692	615	825	605	684	607	595	581	1%
Capital expenditure	1,182	645	627	549	1,141	755	744	668	4%
Net cash generated from operating activities	3,981	7,754	4,531	5,108	4,905	6,318	4,225	4,231	(19%	)
Free cash flow	2,751	7,066	3,792	4,503	4,707	5,453	3,444	3,409	(42%	)
Total assets	64,698	62,013	61,528	59,001	61,402	57,162	57,048	54,155	5%
Total equity	37,448	35,428	36,966	34,768	36,965	34,264	33,635	32,916	1%
Equity ratio	57.9%	57.1%	60.1%	58.9%	60.2%	59.9%	59.0%	60.8%

Full-time employees at the end of the period	32,136	32,016	31,549	30,867	30,014	29,515	29,364	29,154	7%

Basic earnings per share/ADR (in DKK)	8.40	7.45	7.26	7.13	6.87	6.21	6.07	5.66	22%
Diluted earnings per share/ADR (in DKK)	8.33	7.39	7.21	7.06	6.82	6.15	6.02	5.61	22%
Average number of shares outstanding (million)	557.6	563.5	569.1	571.6	572.7	577.6	584.0	587.6	(3%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	561.9	568.1	573.8	576.7	577.5	582.3	588.9	593.0	(3%	)

Sales by business segment:
Modern insulins (insulin analogues)	7,856	7,232	6,972	6,705	7,127	6,820	6,792	5,862	10%
Human insulins	2,790	2,698	2,642	2,655	2,992	2,963	3,099	2,773	(7%	)
Victoza®	2,096	1,547	1,250	1,098	951	700	296	370	120%
Protein-related products	569	574	527	639	561	567	583	503	1%
Oral antidiabetic products (OAD)	649	562	653	711	666	736	704	645	(3%	)
Diabetes care total	13,960	12,613	12,044	11,808	12,297	11,786	11,474	10,153	14%

NovoSeven®	2,131	2,044	2,140	2,032	1,996	1,965	2,155	1,914	7%
Norditropin®	1,340	1,275	1,180	1,252	1,242	1,233	1,245	1,083	8%
Hormone replacement therapy	548	501	513	492	482	517	450	443	14%
Other products	141	99	124	109	107	83	70	81	32%
Biopharmaceuticals total	4,160	3,919	3,957	3,885	3,827	3,798	3,920	3,521	9%

Sales by geographic segment:
North America	7,582	6,804	6,165	6,035	6,286	6,114	5,988	5,221	21%
Europe	4,998	4,728	4,847	4,595	4,886	4,675	4,671	4,432	2%
International Operations	2,463	2,286	2,415	2,203	2,160	2,127	2,213	1,835	14%
Region China	1,300	1,175	1,151	1,376	1,181	1,214	1,083	1,030	10%
Japan & Korea	1,777	1,539	1,423	1,484	1,611	1,454	1,439	1,156	10%

Segment operating profit:
Diabetes care	4,419	3,636	3,415	3,115	3,096	3,419	3,033	2,554	43%
Biopharmaceuticals	1,662	1,974	1,850	2,303	1,248	1,705	2,008	1,828	33%

Company Announcement no 7 / 2012	Page 23 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Income statement and Statement of comprehensive income

	12M	12M
DKK million	2011	2010

Income statement

Sales	66,346	60,776
Cost of goods sold	12,589	11,680

Gross profit	53,757	49,096

Sales and distribution costs	19,004	18,195
Research and development costs	9,628	9,602
Administrative expenses	3,245	3,065
Licence fees and other operating income, net	494	657

Operating profit	22,374	18,891

Share of profit/(loss) of associated companies, net of tax	(4)	1,070
Financial income	514	382
Financial expenses	959	2,057

Profit before income taxes	21,925	18,286

Income taxes	4,828	3,883

NET PROFIT FOR THE YEAR	17,097	14,403

Basic earnings per share (DKK)	30.24	24.81
Diluted earnings per share (DKK)	29.99	24.60

Segment information

Segment sales:
Diabetes care	50,425	45,710
Biopharmaceuticals	15,921	15,066

Segment operating profit:
Diabetes care	14,585	12,102
Operating margin	28.9%	26.5%

Biopharmaceuticals	7,789	6,789
Operating margin	48.9%	45.1%

Total segment operating profit	22,374	18,891

Statement of comprehensive income

Net profit for the year	17,097	14,403
Other comprehensive income
Realisation of previously deferred (gains)/losses on cash flow hedges to
income statement	658	(422)
Deferred gains/(losses) on cash flow hedges arising during the period	(1,170)	(643)
Exchange rate adjustments of investments in subsidiaries	(173)	300
Deferred gains/(losses) on equity investments	8	(14)
Share of other comprehensive income of associated comp., net of tax	-	(9)
Other	(28)	27
Tax on other comprehensive income, income/(expense)	190	346

Other comprehensive income for the year, net of tax	(515)	(415)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	16,582	13,988

Company Announcement no 7 / 2012	Page 24 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	31 Dec 2011	31 Dec 2010

ASSETS

Intangible assets	1,489	1,458
Property, plant and equipment	20,931	20,507
Investments in associated companies	39	43
Deferred income tax assets	2,414	1,847
Other financial assets	234	254

TOTAL NON-CURRENT ASSETS	25,107	24,109

Inventories	9,433	9,689
Trade receivables	9,349	8,500
Tax receivables	883	650
Other receivables and prepayments	2,376	2,403
Marketable securities	4,094	3,926
Derivative financial instruments	48	108
Cash at bank and in hand	13,408	12,017

TOTAL CURRENT ASSETS	39,591	37,293

TOTAL ASSETS	64,698	61,402

EQUITY AND LIABILITIES

Share capital	580	600
Treasury shares	(24)	(28)
Retained earnings	37,111	36,097
Other reserves	(219)	296

TOTAL EQUITY	37,448	36,965

Loans	502	504
Deferred income tax liabilities	3,206	2,865
Retirement benefit obligations	439	569
Provisions	2,324	2,023

Total non-current liabilities	6,471	5,961

Current debt	351	562
Trade payables	3,291	2,906
Tax payables	1,171	1,252
Other liabilities	8,534	7,954
Derivative financial instruments	1,492	1,158
Provisions	5,940	4,644

Total current liabilities	20,779	18,476

TOTAL LIABILITIES	27,250	24,437

TOTAL EQUITY AND LIABILITIES	64,698	61,402

Company Announcement no 7 / 2012	Page 25 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flows

DKK million	2011	2010

Net profit for the year	17,097	14,403

Adjustment for non-cash items	9,117	8,449
Change in working capital	434	297
Interest received	332	218
Interest paid	(215)	(252)
Income taxes paid	(5,391)	(3,436)

Net cash generated from operating activities	21,374	19,679

Proceeds from the divestment of ZymoGenetics, Inc.	-	1,155
Purchase of intangible assets and other financial assets	(259)	(513)
Proceeds from sale of property, plant and equipment	70	68
Purchase of property, plant and equipment	(3,073)	(3,376)
Net change in marketable securities	(197)	(2,913)

Net cash used in investing activities	(3,459)	(5,579)

Repayment of loans	(507)	-
Purchase of treasury shares, net	(10,595)	(8,820)
Dividends paid	(5,700)	(4,400)

Net cash used in financing activities	(16,802)	(13,220)

NET CASH GENERATED FROM ACTIVITIES	1,113	880

Cash and cash equivalents at the beginning of the year	11,960	11,034
Exchange gain/(loss) on cash and cash equivalents	(16)	46

Cash and cash equivalents at the end of the year	13,057	11,960

Additional information:
Cash and cash equivalents at the end of the year	13,057	11,960
Marketable securities at the end of the year	4,094	3,926
Undrawn committed credit facilities	4,832	4,473

FINANCIAL RESOURCES AT THE END OF THE YEAR	21,983	20,359

Net cash generated from operating activities	21,374	19,679
Net cash used in investing activities	(3,459)	(5,579)
Net change in marketable securities	197	2,913

FREE CASH FLOW	18,112	17,013

Company Announcement no 7 / 2012	Page 26 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

2011

Balance at the beginning of the year	600	(28)	36,097	571	(672)	397	296	36,965
Net profit for the year			17,097					17,097
Other comprehensive income for the year				(173)	(512)	170	(515)	(515)

Total comprehensive income for the year			17,097	(173)	(512)	170	(515)	16,582

Transactions with owners:
Dividends			(5,700)					(5,700)
Share-based payments			319					319
Purchase of treasury shares		(18)	(10,821)					(10,839)
Sale of treasury shares		2	242					244
Tax on sale of treasury shares			(123)					(123)
Reduction of the B share capital	(20)	20						-

Balance at the end of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448

At the end of the year proposed dividends (not yet declared) of DKK 7,742 million (14.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

2010

Balance at the beginning of the year	620	(32)	34,435	271	393	47	711	35,734
Net profit for the year			14,403					14,403
Other comprehensive income for the year				300	(1,065)	350	(415)	(415)

Total comprehensive income for the year			14,403	300	(1,065)	350	(415)	13,988

Transactions with owners:
Dividends			(4,400)					(4,400)
Share-based payments			463					463
Purchase of treasury shares		(20)	(9,478)					(9,498)
Sale of treasury shares		4	674					678
Reduction of the B share capital	(20)	20						-

Balance at the end of the year	600	(28)	36,097	571	(672)	397	296	36,965

At the end of the year proposed dividends (declared in 2010) of DKK 5,700 million (10.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

Company Announcement no 7 / 2012	Page 27 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR / supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

									% change
	2011				2010				Q4 2011 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2010

Sales	2,435	2,219	2,146	2,105	2,163	2,092	2,069	1,837	12%
Gross profit	2,015	1,783	1,730	1,687	1,750	1,698	1,669	1,476	15%
Gross margin	82.8%	80.3%	80.6%	80.1%	80.9%	81.2%	80.7%	80.3%
Sales and distribution costs	722	636	620	572	707	614	587	535	2%
Percent of sales	29.7%	28.6%	29.0%	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	370	303	312	307	367	309	327	286	1%
Percent of sales	15.2%	13.7%	14.5%	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	125	105	105	101	114	103	99	96	9%
Percent of sales	5.1%	4.8%	4.9%	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	19	14	13	20	21	16	21	30	(12%	)
Operating profit	817	753	706	727	583	688	677	589	40%
Operating margin	33.6%	33.9%	32.9%	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	(1)	0	0	0	139	(3)	(1)	9	(100%	)
Financial income	1	21	36	11	17	5	19	9	(96%	)
Financial expenses	36	41	23	28	109	64	76	27	(66%	)
Profit before income taxes	781	733	719	710	630	626	619	580	24%
Net profit	630	564	555	546	529	482	476	447	19%
Depreciation, amortisation and impairment losses	93	82	111	81	92	81	80	78	1%
Capital expenditure	159	86	84	74	153	101	100	90	4%
Net cash generated from operating activities	536	1,040	608	685	658	848	568	568	(19%	)
Free cash flow	370	948	509	604	631	732	463	458	(42%	)
Total assets	8,703	8,333	8,249	7,912	8,237	7,671	7,659	7,274	5%
Total equity	5,037	4,761	4,956	4,663	4,959	4,598	4,515	4,421	1%
Equity ratio	57.9%	57.1%	60.1%	58.9%	60.2%	59.9%	59.0%	60.8%
Full-time employees at the end of the period	32,136	32,016	31,549	30,867	30,014	29,515	29,364	29,154	7%
Basic earnings per share/ADR (in EUR)	1.13	1.00	0.97	0.96	0.92	0.83	0.82	0.76	22%
Diluted earnings per share/ADR (in EUR)	1.12	1.00	0.96	0.95	0.91	0.83	0.81	0.75	22%
Average number of shares outstanding (million)	557.6	563.5	569.1	571.6	572.7	577.6	584.0	587.6	(3%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	561.9	568.1	573.8	576.7	577.5	582.3	588.9	593.0	(3%	)
Sales by business segment:
Modern insulins (insulin analogues)	1,056	971	935	899	955	917	913	787	10%
Human insulins	375	363	354	356	400	398	418	372	(7%	)
Victoza®	281	208	168	147	128	94	39	50	120%
Protein-related products	77	77	70	86	75	76	78	68	1%
Oral antidiabetic products (OAD)	88	75	88	95	90	98	94	87	(3%	)
Diabetes care total	1,877	1,694	1,615	1,583	1,648	1,583	1,542	1,364	14%
NovoSeven®	286	274	287	273	267	264	290	257	7%
Norditropin®	180	171	158	168	167	165	168	145	8%
Hormone replacement therapy	74	67	69	66	65	69	60	60	14%
Other products	18	13	17	15	16	11	9	11	32%
Biopharmaceuticals total	558	525	531	522	515	509	527	473	9%
Sales by geographic segment:
North America	1,019	914	827	809	843	821	804	702	21%
Europe	672	634	651	616	655	628	628	595	2%
International Operations	331	307	323	296	290	285	297	247	14%
Region China	174	158	154	185	159	163	146	138	10%
Japan & Korea	239	206	191	199	216	195	194	155	10%
Segment operating profit:
Diabetes care	594	488	458	418	415	459	408	343	43%
Biopharmaceuticals	223	265	248	309	168	229	269	246	33%

Company Announcement no 7 / 2012	Page 28 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions /
supplementary information

DKK per 100	2010 average exchange rates	Exchange rates as of 31 December 2011	2011 average exchange rates	Current exchange rate as of 30 January 2012

USD	562	575	536	567
JPY	6.42	7.42	6.73	7.39
CNY	83	91	83	90
GBP	869	890	859	889

Company Announcement no 7 / 2012	Page 29 of 29
Financial statement for 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 2 , 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer